FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 24, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.


extra
hiper
ASSAÍ
ATACADISTA
BAHIA
PONTO FRIO
extra
ESTACIONE

4Q10 and 2010 Results

Investor Relations
February 24, 2011

GrupoPão de Açucar

2010 Challenges


2010

The year started with important challenges:


Enéas Pestana

- ✓ Replacement of the President
- ✓ Management of a multiformat company evolving into a multibusiness company
- ✓ Team's ability to keep achieving good results

Reopening of negotiations with the Klein family

- ✓ Delay of a half year in the negotiation of the association with Casas Bahia
- ✓ Interruption of the Ponto Frio turnaround process
- ✓ Doubts about the ability to work together to capture synergies following the conclusion of the agreement



2010 Achievements

- ✓ Renegotiated agreement with the Klein Family on the same initial basis with "governance"
- ✓ Beginning of the integration synergy of Globex with Nova Casas Bahia:
  - ✓ capture of commercial and operational gains
  - ✓ excellent integration and cooperation between teams
- ✓ Largest EBITDA since the IPO
- ✓ Conversion of 93 Sendas and CompreBem stores
- ✓ Opening of 47 stores in GPA Food



Enéas Pestana

Right people in the correct places

✓ Specialized professionals in each business

PRESERVED VALUES:

✓Humbleness

✓Determination and grit

✓Discipline

✓Emotional balance



What lies ahead



Enéas Pestana

A multibusiness company with sales over R$50 billion

- Right people in the correct places with processes and systems
- Integration with capture of synergy of Ponto Frio and Nova Casas Bahia reaching guidance
- Consolidation and expansion of cash-and- carry, supermarkets, hypermarkets, proximity stores, specialized businesses, electronics stores and e-commerce formats taking advantage of the Brazilian middle class growth.



R$36.1 bn of gross sales in 2010

Gross Sales

- 4Q10: R$12.6 bn
  - **'Same-store' sales increased by 11.5%**
- 2010: R$ 36.1 bn
  - **'Same-store' sales moved up by 12.1%**
- **Nova Casas Bahia consolidation as of Nov, 2010.**

Gross Margin

- 4Q10: 25.4%
  - **GPA Food[1]: 26.0%**
  - **Globex[2]: 24.5%**
- 2010: 24.5%

[1] Refers to GPA consolidated excluding Globex
[2] Includes Nova Casas Bahia as of November, 2010.

EBITDA of R$2.1 bn in 2010

EBITDA

- 4Q10: R$769.3 mn ⬆ **54.9% (margin of 7.0%)**
  - **GPA Food**[1]:R$567.1 mn (**margin of 8.7%,** the highest of the last 15 years)
  - **Globex**[2]: R$202.2 mn (**margin of 4.5%**)
- 2010: R$2.1 bn ⬆ 37.5% (margin of 6.4%)

Net Income

- **4Q10: R$447.0 mn (margin of 4.0%)**
- 2010: R$722.4 mn (margin of 2.3%)
- Dividends[3] of R$171.6 mi, R$0.69 per preferred share

[1] Refers to GPA consolidated excluding Globex
[2] Nova Casas Bahia is included as of November, 2010.
[3] Proposal to be ratified in the Annual Shareholders' Meeting

GPA overcomes the main guidances for 2010

		Guidances	2010	
TOTAL GROSS SALES	GPA Food	Above R$ 26 bn	R$ **26.1** bn	OK
	GPA+ Ponto Frio[1]	Above R$ 33 bn	R$ **33.1** bn	OK
REAL GROWTH OF 'SAME-STORE' GROSS SALES	GPA+ Ponto Frio	Between 4.0% and 5.0%	**6.4%**	OK
EBITDA	GPA+ Ponto Frio[2]	Above R$ 1.8 bn	R$ **2.0** bn	OK
CAPEX	GPA + Ponto Frio	Around R$ 1.6 bn	R$ **1.2** bn	OK
NET DEBT/ EBITDA	GPA+ Ponto Frio	Less than 1x	0.6 x	OK



[1] GPA Consolidated with Nova Casas Bahia: R$36.1 bn
[2] GPA Consolidated with Nova Casas Bahia: R$2.1 bn

GrupoPão de Açúcar

Agenda – 4Q10 Results

Grupo Pão de Açúcar

GPA Food

- Supermarkets
- Cash-and-carry
- Hypermarkets
- Proximity
- Gas stations and Drugstores

GLOBEX

- Specialized Stores
- E-commerce

Agenda – 4Q10 Results

GPA Food

- Supermarkets
- Cash-and-carry
- Hypermarkets
- Proximity
- Gas stations and Drugstores

Gross sales of R$7.3 bn in the 4Q10, 7.9% up year-on-year

GPA FOOD


Gross Sales (R$ mn)
(ex-Globex)
7.9%
6,746
7,282
4Q09
4Q10

'SAME-STORE' SALES MOVED UP BY 7.2% IN THE 4Q10

In 2010:

R$ 26.1bn = +12.0%

✓'Same-store' grew by 9.5%

✓Growing higher than the 2nd player for the 10th consecutive quarter

'Same-store' highlights in the 4Q10:

By banner

+15.5% ASSAÍ

+18.5% extra

By category

+8.4%

Food

Beverage

Perishables



Gross profit increased 8.3% to R$1.7 bn in the 4Q10

GPA FOOD

Gross Profit (R$ mn)
(ex-Globex)



1,568
8.3%
1,698
4Q09
4Q10



Gross Margin (R$ mn)
(ex-Globex)



27.1%
Δ 70 bps
Retail[1]
27.8%
Δ 10 bps
GPA Food
25.9%
26.0%
4Q09
4Q10

	4Q09	4Q10
Cash-and-Carry[2]	10%	14%

In 2010, gross profit of R$ 5.9 bn, growth of 12.2%

The result increase was achieved by:

- ✓ a qualified team that seeks a win-win relationship with suppliers
- ✓ use of the intelligence of a pricing tool in 60% of sales
- ✓ reduction of the informal market

[1] GPA Food excluding cash-and-carry operation (Assai)
[2] Cash-and-carry operation share in GPA Food net sales

Grupo Pão de Açúcar

Operating Expenses of R$ 1.1 bn in 4Q10 account for 17.3% of net sales

GPA Management and Control Executive Office was created in 4Q10



In 2010, operating expenses represented 18.0% of net sales (18.1% in 2009) in spite of:

- ✓IT growth to support expansion
- ✓ Expenses with the opening of 47 stores and with the conversion of 93 Sendas and CompreBem stores

INITIATIVES:

- ✓ Resumption of expenses groups
- ✓ Implementation of matrix expenses management
- ✓ Zero-based budget in the second half of 2010

EBITDA margin of 8.7% in 4Q10 is the highest since 1995

GPA FOOD


EBITDA (R$ mn)
(ex-Globex)
9,1%
520
567
4Q09
4Q10


EBITDA Margin
(ex-Globex)
9.1%
9.6%
Retail¹
GPA Food
8.6%
8.7%
4Q09
4Q10
Cash-and-Carry² 10%
14%

✓ **2010 EBITDA: R$ 1.7 bn = +12.2%**

✓ **Retail[1] operational margin of 9.6% in the period**

[1] GPA Food excluding cash-and-carry operation (Assai)
[2] Cash-and-carry operation share in GPA Food net sales

Grupo Pão de Açucar

Financial Result


Grupo Pão de Açúcar


Net Financial Expense (R$ mn)
(ex-Globex)
% of Net Sales
1.8%
2.0%
102
131
3Q10
4Q10

Financial expenses representing 2.0% of 4Q10 net sales:

✓ increase in the SELIC rate

✓ receivables discount: R$ 38.0 mn (0.6%)

Investments in 2010

GPA FOOD

	4Q10	2010
Amount Invested	R$ 495.4 mn New stores and lands R$132.6 mn Renovations and conversions: R$ 185.4 mn Infrastructure R$177.4 mn	R$ 1,151.4 mn New stores and lands R$ 295.4 mn Renovations and conversions: R$ 466.2 mn Infrastructure R$ 389.8 mn
Stores and Area	15 new stores 9 Assaí 5 Extra Hiper 1 Extra Fácil 3.6% of area expansion (+49.3 thousand m²) [1]	47 new stores 13 Assaí 8 Extra Hiper 3 Extra Super 23 Extra Fácil 93 conversions of CompreBem and Sendas 6.1% of area expansion (+84.9 thousand m²) [1]



[1] Compared to December, 2009.

GrupoPão de Açucar

Agenda – 4Q10 Results


GLOBEX
Specialized Stores
PONTO FRIO
CASAS BAHIA
E-commerce
PONTOFRIO.com
CASAS BAHIA
extra.com.br

2010 Main Achievements

GLOBEX

Raphael Klein



FOCUS: OPERATION AND RESULT, <u>CUSTOMER</u> COMES FIRST

1) Unification of negotiations with suppliers, (complying with the APRO)

2) Centralization of the operational command of nearly 1,000 stores



Consolidation of marketing intelligence

Strengthening the brands' positioning

PMO creation

Management of:

- Logistics - Booz & Co.
- Systems (front/back) - PwC
- Operations SSC - Accenture
- Special projects - Galeazzi

2010 Main Achievements

GLOBEX

Raphael Klein



Consolidation of the association with Grupo Pão de Açúcar

Creation of the 10th largest electronics company in the world

Conversion of 44 Extra Eletro stores into Ponto Frio

Beginning of the integration and synergy capture with Ponto Frio

FIDC capture of R$1.4 bi, rating AAA



Globex – Results Consolidation

GLOBEX

GLOBEX [1]

- Ponto Frio stores (12 months)
- Wholesale (10 months)

NOVA PONTOCOM

- PontoFrio.com.br (12 months)
- E-Hub (12 months)
- Extra.com.br (9 months)
- CasasBahia.com.br (2 months)
- Wholesale (2 months)

NOVA CASAS BAHIA (NCB)

- Casas Bahia stores (2 months)
- Bartira (2 months)
- CBCC (2 months)

NOVA CASAS BAHIA RESULTS CONTEMPLATE LAST 2 MONTHS OF 4Q10

[1] Considers the results consolidation in the end of the 4Q10.

Gross sales of R$ 2.3 bn in the 4Q10 (ex-Nova Casas Bahia)

GLOBEX

Gross Sales[1] (R$ mn)
(Ponto Frio and e-commerce)



46,0%
2,350
1,610
4Q09
4Q10

In 2010:
- ✓Globex (ex-NCB): R$ 7.0 bn, +47.0%
  'Same store' sales growth of 42.1%
- ✓Globex (with NCB[2]): R$10.0 bn



'Same store' highlights in 4Q10:



e-commerce:
+63.0%

Guidance achievement of R$ 7 bn[1] in 2010

[1] Nova Casas Bahia is excluded for comparison purposes.
[2] Nova Casas Bahia is included as of November, 2010.

Gross profit of R$391 mn in the 4Q10, with a margin of 19.1% (ex-Nova Casas Bahia)

GLOBEX



Gross Profit¹ (R$ mn)
(Ponto Frio and e-commerce)
% of Net Sales
12.9%
19.1%
181
391
+116.0%
4Q09
4Q10



Adjusted Gross Profit[1] of R$419 mn, with a margin of 20.4% if the effects of R$27.3 mn related to the ICMS tax substitution are excluded.

In 2010:

✓Globex (ex-NCB): R$ 1.2 bn with a margin of 19.4%

✓Globex (with NCB[2]): R$ 1.9 bn with a margin of 22.1%

The improvement in the result was achieved by:

✓ Beginning of the integration process with NCB and synergies capture

[1] Nova Casas Bahia is excluded for comparison purposes

[2] Nova Casas Bahia is included as of November, 2010.

Expenses represent 13.9% of net sales in the 4Q10 (ex-Nova Casas Bahia)

GLOBEX

In the 4Q10[1]: 13.9% of net sales, 130 bps down on 4Q09.

The process continues in 2011.

Operating expenses[1] (R$ mn)
(Ponto Frio and e-commerce)



% of Net Seles
15.2%
13.9%
214
285
4Q09
4Q10

In 2010:

✓Globex (ex-NCB): R$ 943 mn (15.3% of net sales) vs R$ 920 mn (23.2%) in 2009

✓Globex (with NCB[2]): R$ 1.6 bn



[1] Nova Casas Bahia is excluded for comparison purposes

[2] Nova Casas Bahia is included as of November, 2010.

GrupoPão de Açucar

EBITDA of R$106 mn in the 4Q10, with a margin of 5.2% (ex- Nova Casas Bahia)


EBITDA[1]
(Ponto Frio and e-commerce)
% of Net Seles
5.2%
106
-2.4%
4Q09
4Q10
-33

In 2010:
✓Globex (ex-NCB): R$ 252 mn
✓Globex (with NCB[2]): R$ 348 mn

Ponto Frio: the best margin since the acquisition

Adjusted EBITDA[3] of R$133.5 mn and margin of 6.5%

Highlights:
✓ Significant sales increase in the period;
✓ Gross margin improvement through the beginning of the integration with NCB
✓ Ongoing expense management and control

[1] Nova Casas Bahia is excluded for comparison purposes
[2] Nova Casas Bahia is included as of November, 2010.
[3] Adjusted by non-recurring events of R$27.3 mn.

Financial Result

GLOBEX

Financial Expenses[1] of R$105 mn, representing 5.1% of net sales

- R$ 80.7 mn excluding non-recurring effects of R$18.0 mn, equivalent to 3.9% of net sales

Receivables discount of R$ 61.2 mn, equivalent to 3.0% of net sales, a 50 bps reduction compared to the 3Q10

Even with the increase in the SELIC rate

Net Financial Expenses[1] (R$ mn)

(Ponto Frio and e-commerce)



% of Net Sales
5.9%
4.8%
90
99
3Q10
4Q10

In 2010:

✓Globex (ex-NCB) R$ 293 mn

✓Globex (with NCB[2]): R$ 415 mn

[1] Nova Casas Bahia is excluded for comparison purposes.

[2] Nova Casas Bahia is included as of November, 2010.

Consolidated Data

GrupoPão de Açúcar



Supermarkets – Pão de Açúcar, extra supermercado

Cash-and-carry – ASSAÍ Atacadista

Hypermarkets – extra hiper

Proximity – extra Fácil

Gas stations and Drugstores – posto extra, drogaria extra

Specialized Stores – PONTO FRIO, CASAS BAHIA

E-commerce – PONTOFRIO.com, CASAS BAHIA, extra.com.br



Net Result (Consolidated)

Grupo Pão de Açúcar



Net Income[1] (R$ mn)
% of Net Sales
3,3%
+ 81%
4,0%
247
447
4Q09
4Q10

In 2010

✓Consolidated net income: R$ 722 mn, 2.3% of net sales

Adjusted net income of R$254.7 mn, with margin of 2.3%

Adjusted net result of Globex ex-NCB is positive: R$ 40 mn, with margin of 2.0%, compared to a net loss of R$112 mn and margin of -8.0% in the 4Q09

[1] Exclui-se NCB para efeitos de comparação

[2] Inclui NCB a partir de novembro2010

Net debt (GPA Consolidated)

Grupo Pão de Açúcar

Consolidated Net debt evolution[1]



1.1x
0.6x = Net debt[2] / EBITDA
2.0
1.2
3Q10
4Q10

✓Investments of R$ 509 mn in the 4Q10

Initiatives underway as of October 2010 to reduce working capital:

- ✓ Increase the sales with interest
- ✓ Interest-free payment term reduction

[1] Net debt in the end of the period
[2] Net debt does not consider receivables discount.

FIC in 4Q10

Adjusted Equity Income (R$ mn)



11.4
+273.9%
3.0
4Q09
4Q10

- 14% share in the Group's total sales
- GPA Food corresponds to R$8.2 mn and R$3.2 mn relates to Globex (Ponto Frio)

FIC 2010 in figures:

Result of R$47.4 mn, R$34.6 mn relates to GPA and R$12.8 mn to Globex:

- 50% of the current clients have hired services (insurance, etc.)
- 50% of the use of the cards is out of GPA
- 7.8 million active clients

* Approximated amounts.



extra
ITAUCARD
ASSAI
VISA

2010 and 2011 Dividends

GrupoPãodeAçúcar

2010

Proposed amount[1]: R$171.6 mn

- Quarterly interim dividends

  R$0.08 per preferred share, R$58.4 mn

- Residual

  R$0.45 per preferred share, R$113.2 mn

- Total

  R$ 0.69 per preferred share, R$ 171.6 mn

+12,5%

2011

- Quarterly interim dividends

  R$0.09 per preferred share



1 Proposal to be ratified at Shareholders' Meeting

2 Note: approximated amounts. Please check results destination proposal for exact figures

Acknowledgements

On behalf of the Executive Officers we wish to thank all the staff of Grupo Pão de Açúcar for the efforts expended and the results achieved in 2010. We already want to rely on the same dynamism, humbleness, determination and grit, discipline and emotional balance.

Thank you!

